AR/S

CNB Holdings, Inc.™

Alpharetta, Georgia

PE
12-31-03

ANNUAL REPORT

2003

CNB HOLDINGS, INC.

CNB Holdings, Inc. (the "Company") serves as a bank holding company for Chattahoochee National Bank, a national banking association (the "Bank"), and First Capital Bank, a Georgia state-chartered bank. First Capital Bank became a wholly owned subsidiary of the Company as a result of the completion of the Company's merger with First Capital Bancorp, Inc. in May 2004. The holding company structure provides flexibility for expansion of the Company's banking business through the acquisition of other financial institutions and the provision of additional banking related services which the traditional commercial bank may not be able to provide. Chattahoochee National Bank and First Capital Bank conduct commercial banking business from Alpharetta, Georgia and Norcross, Georgia, respectively. The banks perform banking services customary for full service banks of familiar size and character. Such services include making consumer loans, real estate loans, Small Business Administration loans, and commercial loans and providing other banking services such as cash management services, travelers checks, and maintaining deposit accounts such as checking accounts, money market accounts, and a variety of certificates of deposit and individual retirement accounts. In addition, following the merger with First Capital, the Company also operates through its wholly owned subsidiary, Capital Financial Software, LLC, which provides proprietary software to bankruptcy trustees.

CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

Certain of the statements made in this Report and in documents incorporated by reference herein, including matters discussed under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations," as well as oral statements made by the Company or its officers, directors or employees, may constitute forward-looking statements within the meaning of the Securities Exchange Act of 1934, as amended, Such forward-looking statements are based on management's beliefs, current expectations, estimates and projections about the financial services industry, the economy and about CNB Holdings, Inc. (the "Company") and its wholly-owned subsidiary, Chattahoochee National Bank (the "Bank") in general. The words "expect," "anticipate," "intend," "plan," "believe," "seek," "estimate" and similar expressions are intended to identify such forward-looking statements; however, this Report also contains other forward-looking statements in addition to historical information. Such forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company to differ materially from any results expressed or implied by such forward-looking statements. Such factors include, without limitation, (i) increased competition with other financial institutions, (ii) lack of sustained growth in the economy in Fulton County, Georgia, (iii) the inability of the Bank to maintain regulatory capital standards, (iv) changes in the legislative and regulatory environment and (v) the current military action in Iraq and the continuing war on terrorism, as well as actions taken or to be taken by the United States or other governments as a result of further acts or threats of terrorism. Additionally, rapid increases or decreases in interest rates could significantly harm the Bank's non-interest income, which is the difference between the interest income earned on its interest-earning assets (such as loans), and the interest expense paid on its interest-bearing liabilities (such as deposits). Because the Bank is cumulatively asset sensitive (its assets reprice sooner that its liabilities) within the next six months, continued decreases in interest rates could result in reduced earnings. Many of the forgoing factors are beyond the Company's ability to control or predict, and readers are cautioned not to put undue reliance on such forward-looking statements. The Company disclaims any obligation to update or revise any forward-looking statements contained in this Report, whether as a result of new information, future events or otherwise.

To Our Shareholders:

The year 2003 was significant in several respects. From a pure performance standpoint, it was our strongest year ever, as the many initiatives we made over the past several years paid off in the form of record earnings and continued solid balance sheet growth. Thanks in part to this performance, it was also a significant year from a shareholder value standpoint, as our market valuation nearly doubled from year-end 2002 to year-end 2003. The third aspect that made 2003 a pivotal year in our history was the announcement of our intention to merge with First Capital Bancorp, Inc., the holding company of First Capital Bank, in a merger-of-equals transaction. We believe the merger with First Capital, which was completed on May 28, 2004, uniquely positions us to be *the independent business bank* serving the metropolitan Atlanta market. In addition to expanding our geographic footprint, the merger allows us to offer a broader array of products and services to our combined customer base and should strengthen our competitive position. More importantly, it should greatly enhance our ability to expand long-term earnings and shareholder value.

Profitability Reached New Heights

CNB Holdings reported a record level of earnings in 2003. Net income for the year was $879,687, or $0.77 diluted earnings per share, compared to $100,038, or $0.09 diluted earnings per share, in 2002. Earnings benefited from strong growth in net interest income and a lower provision for loan losses. Net interest income increased 35% to $4,014,629 in the year ended December 31, 2003, from $2,975,553 in 2002, while the provision for loan losses decreased to $183,000 from $570,182 in the same respective periods. Other income decreased to $1,159,044 in the year ended December 31, 2003 from $1,166,209 in 2002, as a result of significant gains on the sale of securities during 2002. Excluding gains on the sale of securities, other income increased $226,692, or 24%, in the year ended December 31, 2003 compared to 2002 as a result of solid growth in fees from Chattahoochee National's mortgage and SBA loan operations. Other expense was $4,195,184 during 2003, versus $3,471,542 in 2002. Net income for 2003 also benefited from a tax credit of $84,198.



Net Income ($000s)
1000
750
500
250
0
-250
1999
2000
2001
2002
2003

Momentum in the Balance Sheet Remained Positive

New heights were also reached in key areas of the balance sheet. Total assets were at a record level of $143.1 million as of December 31, 2003, versus $120.6 million as of December 31, 2002, an increase of 19%, while gross loans increased 9% to $93.8 million at December 31, 2003 from $85.8 million at December 31, 2002. Deposits likewise reflected a solid increase of 13% to $95.8 million at December 31, 2003 from $84.7 million at December 31, 2002. Shareholders' equity was $10.1 million as of December 31, 2003, or $9.02 per share.



Gross Loans ($MM)
100
90
80
70
60
50
40
30
20
10
0
26.9
43.6
62.8
85.8
93.9
1999
2000
2001
2002
2003

Merger with First Capital Bancorp

The single most important event in 2003 was our announcement in September 2003 that the boards of directors of CNB Holdings, Inc. and First Capital Bancorp, Inc. had agreed to merge the two companies in a merger-of-equals transaction. After receiving approval from the shareholders of both companies and raising $15 million in new capital through our common stock offering to the CNB Holdings and First Capital shareholders, we completed the merger on May 28, 2004. As a result, CNB Holdings has become the metropolitan Atlanta area's third largest community bank, with total assets exceeding $600 million.

Since the completion of the merger, we have been working to integrate the businesses, management teams, employees and cultures of the two companies. We believe the synergies from our complementary lines of business and customer relationships, our expanded geographic footprint, and the advantages of achieving the requisite critical mass to expand more aggressively uniquely position us to improve our shareholder value. We also anticipate that the merger and the common stock offering will increase the liquidity of the Company's stock.

We believe that First Capital's strong real estate lending division and proprietary cash management systems in combination with CNB's strong commercial lending division will make us a formidable competitor in the markets we have chosen and positions us to be the independent business bank of choice for the metropolitan Atlanta market. First Capital has been successful in attracting in excess of $100 million in low-cost deposits through its cash management systems without deployment of a branching strategy. We intend to expand this area of expertise not only into First Capital's chosen markets but also to integrate this system into CNB's existing customer base and to utilize it to assist our growth initiatives in the business/commercial banking arena.

Steven Deaton, our Executive Vice President of Commercial Lending, is heading up our commercial/business banking initiatives. In addition to integrating the First Capital cash management systems into this division, these initiatives also include plans to add a number of seasoned commercial lenders and to establish several commercial branches in key economic centers throughout Atlanta. These commercial branches will differ from traditional retail branches in that we will focus on attracting business customers with experienced, sophisticated and well-trained associates rather than highly visible locations.

In addition to the strategic business opportunities that the merger provides our combined company, we are also excited about our new management team which we believe gives us a much deeper pool of experienced executives. As a result of the merger, we have six new senior executive management team members from First Capital who have an average of more than 25 years of banking experience. William R. Blanton will serve as our Vice Chairman, Chief Operating Officer and Chief Financial Officer. In addition to Bill's extensive banking experience, we believe he will bring an exciting new entrepreneurial spirit to the Company. Besides his roles as Vice Chairman, Chief Operating Officer and Chief Financial Officer, Bill will head a staff that will continue to research, develop, sell and implement the proprietary cash management system that has proven successful for First Capital.

In closing, we are excited about our future. We are committed to being *the independent business bank* in the metropolitan Atlanta market. We have the people in place, the momentum, the plan and the capital to achieve the goals we have set.

We hope you share our excitement and, as always, we appreciate your continued support.

H. N. (Nat) Padget, Jr.
President and Chief Executive Officer

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The purpose of the following discussion is to address information relating to the financial condition and results of operations of the Company that may not be readily apparent from a review of the consolidated financial statements and notes thereto contained herein. Unless otherwise noted, the discussion of net interest income in this financial review is presented on a taxable equivalent basis to facilitate performance comparisons among various taxable and tax-exempt assets.

Recent Developments

On May 28, 2004, the Company completed its merger with First Capital Bancorp, Inc. Under the terms of the Agreement and Plan of Merger between the Company and First Capital, dated September 24, 2003 and as amended on March 8, 2004, each outstanding share of First Capital common stock was converted into the right to receive 10,382 shares of the Company's common stock, resulting in the issuance of approximately 2.8 million shares of the Company's common stock. As a result of the merger, First Capital's two operating subsidiaries, First Capital Bank and Capital Financial Software, LLC, became wholly owned subsidiaries of the Company.

Completion of the merger was subject to, among other things, approval by applicable regulatory authorities. As set forth in the Federal Reserve's approval letter dated February 23, 2004, at the consummation of the Merger, the combined company and each of its subsidiary banks was required to be "well capitalized" under the regulations of the Federal Reserve. To satisfy this regulatory requirement, the Company commenced a stock offering to First Capital's and the Company's shareholders on a pro rata basis. Pursuant to the stock offering, which was also completed on May 28, 2004, the Company issued 1,250,000 shares of the Company's common stock at a price of $12.00 per share.

Results of Operations

General. The year 2003 was a year of growth for the Company and the Bank. As the results discussed below indicate, during 2003, the Bank continued to grow and build its balance sheet and income statement in a prudent manner. Accordingly, as the Bank enters 2004, management believes the Bank is well positioned to grow and capitalize on market opportunities.

At December 31, 2003, total assets had increased 18.63% from total assets at December 31,2002, to $143.1 million and total deposits increased 13.1% to $95.8 million. Total loans had grown 9.4% from total loans at December 31, 2002, to $93.8 million, which created a loan to deposit ratio of approximately 97.9%. Other borrowings, primarily with the Federal Home Loan Bank of Atlanta, increased 34.0% to $33.0 million and funded 37.6% of total growth during 2003. At December 31, 2002, total assets were $120.6 million, total deposits were $84.7 million, other borrowings were $24.6 million and total loans were $85.8 million. The loan to deposit ratio was 101.2%.

Net Interest Income. The Company's results of operations are determined by its ability to manage effectively interest income and expense, to minimize loan and investment losses, to generate non-interest income and to control non-interest expense. Since market forces and economic conditions beyond the control of the Company effect interest rates, the ability to generate net interest income is primarily dependent upon the Company's ability to maintain an adequate spread between the rate earned on earning assets and the rate paid on interest-bearing liabilities, such as deposits and borrowings. Thus, net interest income is the key performance measure of income.

Presented below are various components of assets and liabilities, interest income and expense as well as their yield/cost for the fiscal years ended 2003 and 2002.

December 31, 2003
In thousands (000), except percentages

	Average Balance	Interest Income/ Expense	Yield/ Cost
Interest-bearing deposits in banks	$ 803	$ 13	1.62%
Federal Funds Sold	861	13	1.51%
Taxable securities	35,075	1,131	3.22%
Loans	89,085	5,992	6.73%
Total earning assets	$ 125,824	$ 7,149	5.68%
Interest-bearing deposits	$ 80,580	$ 2,371	2.94%
Securities sold under repurchase agreements and other borrowings	27,751	763	2.75%
Total interest-bearing liabilities	$ 108,331	$ 3,134	2.89%
Net yield on earning assets			3.19%
Net interest spread			2.79%

December 31, 2002
In thousands (000), except percentages

	Average Balance	Interest Income/ Expense	Yield/ Cost
Interest-bearing deposits in banks	$ 2,940	$ 55	1.87%
Federal Funds Sold	2,775	47	1.67%
Taxable securities	29,635	1,337	4.51%
Loans	68,443	5,026	7.34%
Total earning assets	$ 103,793	$ 6,465	6.23%
Interest-bearing deposits	$ 71,535	$ 2,887	4.04%
Securities sold under repurchase agreements and other borrowings	15,781	603	3.82%
Total interest-bearing liabilities	$ 87,316	$ 3,490	4.00%
Net yield on earning assets			2.87%
Net interest spread			2.23%

As reflected above, average yield on earning assets was 5.68% for 2003 compared to 6.23% for 2002. The average cost of funds was 2.89% for 2003 compared to 4.00% for 2002. The net interest yield for the year ended December 31, 2003 was 3.19% compared to 2.87% for year ended December 31, 2002. During 2003, the increase in our net yield on earning assets occurred because of drops in the prime lending rate during 2001, 2002 and 2003. These decreased rates affected our earning asset yields immediately. However, the maturities and repricing opportunities for our certificates of deposit came more frequently than the repricing of our earning assets during 2003.

Total Other Income. Total other income for the fiscal year ended December 31, 2003 was $1,159,044 compared to $1,166,209 for the fiscal year ended December 31, 2002. Total other income consists of non-interest income such as service charges on deposit accounts, mortgage origination fees, and gains on the sale of loans and securities. There were minimal sales of securities resulting in a gain of $451 in 2003 compared to a gain of $233,857 in 2002. During June 2002 and the fourth quarter of 2002, we sold many securities to shorten the weighted average life of our portfolio, increase cash flows for anticipated increased loan volumes and convert our fixed rate mortgage securities into variable rate mortgage securities in anticipation of higher rates over the next three years. Low mortgage rates continued throughout 2003 and resulted in increased mortgage origination activity, as mortgage origination fee income increased in 2003 by $63,178. Small Business Administration ("SBA") loan origination activity increased in 2003, resulting in increased gains recognized on the sale of loans in 2003 of $160,659. In 2002, the SBA issued a moratorium of $500,000 on all new originations in the fourth quarter. The moratorium prevented us from closing several loans during that period. This moratorium was removed in the first quarter of 2003. Total other income for the years ended December 31, 2003 and December 31, 2002, represented 0.92% and 1.12% of average total earning assets respectively.

Other Expenses. Other expenses or non-interest expense for the fiscal year ended December 31, 2003 was $4,195,184 compared to $3,471,542 for the fiscal year ended December 31, 2002. This increase was primarily the result of increases in salaries and benefits. As a percentage of total average assets, non-interest expense amounted to 3.18% in 2003 compared to 3.09% in 2002. The increase in salaries and benefits was largely due to normal annual increases in salaries, increases in the cost of benefits, higher-than-expected mortgage and SBA incentives due to record mortgage volumes and increase in bonus incentives due to record earnings. The increase in legal and professional fees was primarily due to more problem loan workouts during 2003.

	2003	2002
Salaries and benefits	$ 2,430,091	$ 1,873,501
Equipment and occupancy expense	545,501	532,392
Legal and professional	272,181	209,635
Data processing	158,750	139,892
Printing and supplies	61,523	65,173
Postage and courier	78,785	80,755
Telephone	70,090	73,275
Advertising	48,193	48,421
Marketing	23,329	34,551
Insurance-directors and officers	23,155	19,492
Directors fees	112,250	—
Other operating expenses	371,336	394,455
Total non-interest expense	$ 4,195,184	$ 3,471,542

Allowance for Loan Losses. During 2003, allowance for loan losses increased by $86,208. In 2003, the Bank charged off loans totaling $96,792 compared with $380,850 in 2002. The allowance for loan losses as a percentage of gross loans was 1.07% as of December 31, 2003 as compared to 1.07% as of December 31, 2002. Our percentage of loans secured by cash or cash equivalent collateral, government guarantees and owner occupied real estate also increased from 33% as of December 31, 2002, to 38% as of December 31, 2003. These types of loans typically have less credit risk. As of December 31, 2003, management considers the allowance for loan losses to be adequate to absorb known risks in the loan portfolio. During 2003, two reviews of the Bank's loan portfolio by an independent firm were conducted. The purpose of these reviews was to assess the risk in the loan portfolio and to determine the adequacy of the allowance for loan losses. The reviews included analyses of historical performance, the level of non-conforming and rated loans, loan volume and activity, review of loan files and consideration of economic conditions and other pertinent information. Upon completion and review by the Bank's Board of Directors and management, the Bank approved the firm's report. However, there can be no assurance that charge-offs in future periods will not exceed the allowance for loan losses or that additional provisions to the allowance will not be required.

The following tables present an analysis of the net interest earnings of the Bank for the fiscal years ended 2003 and 2002 with respect to each major category of interest-earning asset and each major category of interest-bearing liability.

	December 31, 2003 In thousands (000), except percentages		
Assets	**Average Amount**	**Interest Earned**	**Average Yield**
Interest bearing deposits in banks	$ 803	$ 13	1.62%
Federal funds sold	861	13	1.51%
Taxable securities	35,075	1,131	3.22%
Loans	89,085 (1)	5,992 (2)	6.73%
Total earning assets	$ 125,824	$ 7,149	5.68%

Liabilities	**Average Amount**	**Interest Expense**	**Average Cost**
NOW and money market deposits	$ 12,438	$ 111	0.89%
Savings deposits	99	1	1.00%
Time deposits	68,043	2,259	3.32%
Securities sold under repurchase agreements and other borrowings	27,751	763	2.75%
Total interest-bearing liabilities	$ 108,331	$ 3,134	2.89%
Net yield on earning assets			3.19%
Net interest spread			2.79%

(1) Included in the average balance of net loans for 2003 are non-accrual loans totaling $869,069.

(2) Interest earned on net loans includes loan fees and loan service fees of $408,466 in 2003.

Assets	Average Amount	Interest Earned	Average Yield
	December 31, 2002	**In thousands (000), except percentages**	
Interest bearing deposits in banks	$ 2,940	$ 55	1.87%
Federal funds sold	2,775	47	1.67%
Taxable securities	29,635	1,337	4.51%
Loans	68,443 (1)	5,026 (2)	7.34%
Total earning assets	$ 103,793	$ 6,465	6.23%

Liabilities	Average Amount	Interest Expense	Average Cost
NOW and money market deposits	$ 15,685	$ 312	1.99%
Savings deposits	102	2	1.96%
Time deposits	55,748	2,573	4.61%
Securities sold under repurchase agreements and other borrowings	15,781	603	3.82%
Total interest-bearing liabilities	$ 87,316	$ 3,490	4.00%
Net yield on earning assets			2.87%
Net interest spread			2.23%

(1) Included in the average balance of net loans for 2002 are non-accrual loans totaling $493,354.
(2) Interest earned on net loans includes loan fees and loan service fees of $420,241 in 2002.

Rate/Volume Analysis of Net Interest Income. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (1) change in volume (change in volume multiplied by old rate); (2) change in rate (change in rate multiplied by old volume); and (3) a combination of change in rate and change in volume. The changes in interest income and interest expense attributable to both volume and rate have been allocated proportionately on a consistent basis to the change due to volume and the change due to rate.

	Year Ended December 31, 2003 vs. 2002 (Dollars in thousands) Changes Due To:		
	Rate	Volume	Increase (Decrease)
Increase (decrease) in:			
Income from interest-earning assets:			
Federal funds and deposits in banks	$ (11)	$ (65)	$ (76)
Taxable securities	(424)	218	(206)
Loans	(450)	1,416	966
Total interest income	(885)	1,569	684
Expense from interest-bearing liabilities:			
NOW and money market deposits	(146)	(55)	(201)
Savings deposits	(1)	—	(1)
Time deposits	(811)	497	(314)
Other borrowings	(204)	364	160
Total interest expense	(1,162)	806	(356)
Net interest income	$ 277	$ 763	$ 1,040

Deposits. The following table presents, for the fiscal years ended 2003 and 2002, the average amount of and average rate paid on each of the described deposit categories.

	December 31, 2003 In thousands (000), except percentages	
Deposit Category	Average Amount	Average Rate Paid
Non interest-bearing demand deposits	$ 11,603	—
NOW and money market deposits	12,438	0.89%
Savings deposits	99	1.00%
Time deposits	68,043	3.32%

	December 31, 2002 In thousands (000), except percentages	
Deposit Category	Average Amount	Average Rate Paid
Non interest-bearing demand deposits	$ 10,458	—
NOW and money market deposits	15,685	1.99%
Savings deposits	102	1.96%
Time deposits	55,748	4.61%

The following table indicates amounts outstanding of time certificates of deposit of $100,000 or more and the respective maturities at December 31, 2003:

	Time Certificates of Deposits In thousands (000)
3 months or less	$ 6,174
3-6 months	4,467
6-12 months	8,954
Over 12 months	12,376
Total	$ 31,971

At December 31, 2003, the Bank had no deposit relationships that represented concentrations in excess of 10% of deposits.

Financial Condition

The following is a presentation of the average consolidated balance sheet of the Company for the fiscal years ended 2003 and 2002 respectively. This presentation includes all major categories of interest earning assets and interest and interest bearing liabilities.

AVERAGE CONSOLIDATED ASSETS
In thousands (000)

	December 31, 2003	December 31, 2002
Interest-bearing deposits in banks	$ 803	$ 2,940
Federal funds sold	861	2,775
Taxable securities	35,075	29,635
Net loans	88,818	67,694
Total earning assets	$ 125,557	$ 103,044
Other assets	6,269	5,198
Total assets	$ 131,826	$ 108,242

AVERAGE CONSOLIDATED LIABILITIES AND STOCKHOLDERS' EQUITY
In thousands (000)

	December 31, 2003	December 31, 2002
Non interest-bearing deposits	$ 11,603	$ 10,458
NOW and money market deposits	12,438	15,685
Savings deposits	99	102
Time deposits	68,043	55,748
Securities sold under repurchase agreements and other borrowings	27,751	15,781
Other liabilities	2,334	1,696
Total liabilities	$ 122,268	$ 99,470
Stockholders' equity	9,558	8,772
Total liabilities and stockholders' equity	$ 131,826	$ 108,242

Loan Portfolio. The following table presents various categories of loans contained in the Bank's loan portfolio for the fiscal years ended December 31, 2003 and 2002, and the total amount of all loans for such periods.

Type of Loan	December 31, In thousands (000) 2003	2002
Commercial loans	$ 29,552	$ 28,937
Real estate – construction	8,888	27,644
Real estate – mortgage	53,599	23,788
Lease financing	1,206	2,922
Installment and other loans to individuals	723	2,627
Subtotal	93,968	85,918
Less: Deferred loan fees and costs	176	152
Less: Allowance for possible loan losses	1,004	918
Total (net of allowance)	$ 92,788	$ 84,848

The following is a presentation of an analysis of maturities of loans as of December 31, 2003:

Type of Loan	Due in 1 Year or Less	In thousands (000) Due after 1 Year Less than 5 Years	Due after 5 Years	Totals
Commercial loans	$ 8,066	$ 14,327	$ 7,159	$ 29,552
Real estate – construction	2,426	4,309	2,153	8,888
Real estate – mortgage	14,629	25,986	12,984	53,599
Installment and other loans to individuals	197	351	175	723
Lease financing	797	409	—	1,206
Total	$ 26,115	$ 45,382	$ 22,471	$ 93,968

For the above loans, the following is a presentation of an analysis of sensitivities to changes in interest rates as of December 31, 2003:

Interest Category	Due in 1 Year or Less	In thousands (000) Due after 1 Year Less than 5 Years	Due after 5 Years	Totals
Predetermined interest rate	$ 6,420	$ 20,499	$ 5,542	$ 32,461
Floating interest rate	61,507	—	—	61,507
Total	$ 67,927	$ 20,499	$ 5,542	$ 93,968

Information with respect to non-accrual, past due, restructured and other problem loans at December 31, 2003 and 2002 is as follows:

	December 31, 2003	December 31, 2002
Non-accrual loans	$ 869	$ 493
Loans contractually past due ninety days or more as to interest or principal payments and still accruing	0	240
Restructured Loans	2	0
Loans, now current about which there are serious doubts as to the ability of the borrower to comply with loan repayment terms	0	72
Interest income that would have been recorded on non-accrual and restructured loans under original terms	20	28
Interest income that was recorded on non-accrual and restructured loans	0	0

As of December 31, 2003, there were no loans classified for regulatory purposes as doubtful, $1,399,738 as substandard or special mention which (i) represent or result from trends or uncertainties which management reasonably expects will materially impact future operating results, liquidity, or capital resources, or (ii) represent material credits about which management is aware of any information which causes management to have serious doubts as to the ability of such borrowers to comply with the loan repayment terms. There are no loans where known information about possible credit problems of borrowers causes management to have serious doubts as to the ability of such borrowers to comply with the present loan repayment terms.

Accrual of interest is discontinued on a loan when management of the Bank determines upon consideration of economic and business factors affecting collection efforts, that collection of interest is doubtful.

Summary of Loan Loss Experience. An analysis of the Bank's loan loss experience is furnished in the following table for the periods indicated, as well as a breakdown of the allowance for loan losses.

Analysis of the Allowance for Loan Losses

	December 31, 2003
Balance at beginning of period	$ 918,250
Charge-offs:	
Commercial loans	5,324
Real estate – construction	0
Real estate – mortgage	0
Installment and other loans to individuals	0
Lease financing	91,468
Total	96,792
Recoveries	
Commercial loans	0
Real estate – construction	0
Real estate – mortgage	0
Installment and other loans to individuals	0
Lease financing	0
Total	0
Net charge-offs	96,792
Additions charged to operations	183,000
Balance at end of period	$ 1,004,458
Ratio of net charge-offs during the period to average loans outstanding during the period	.11%

Analysis of the Allowance Loan Losses

	December 31, 2002
Balance at beginning of period	$ 708,918
Charge-offs:	
Commercial loans	13,179
Real estate – construction	0
Real estate – mortgage	0
Installment and other loans to individuals	0
Lease financing	367,671
Total	380,850
Recoveries	
Commercial loans	0
Real estate – construction	0
Real estate – mortgage	0
Installment and other loans to individuals	0
Lease financing	20,000
Total	20,000
Net charge-offs	360,850
Additions charged to operations	570,182
Balance at end of period	$ 918,250
Ratio of net charge-offs during the period to average loans outstanding during the period	.53%

At December 31, 2003, the allowance for loan losses was allocated as follows:

	Amount	Percent of loans in each category to total loans
Commercial loans	$ 315,892	31%
Real estate – construction	95,008	10%
Real estate – mortgage	572,939	57%
Installment and other loans to individuals	7,728	1%
Lease financing	12,891	1%
Unallocated	0	0%
Total	$ 1,004,458	100%

At December 31, 2002, the allowance for loan losses was allocated as follows:

	Amount	Percent of loans in each category to total loans
Commercial loans	$ 225,326	34%
Real estate – construction	212,071	32%
Real estate – mortgage	185,563	28%
Installment and other loans to individuals	39,764	3%
Lease financing	255,526	3%
Unallocated	0	0%
Total	$ 918,250	100%

Loan Loss Reserve. In considering the adequacy of the Bank's allowance for loan losses, management has focused on the fact that as of December 31, 2003, 10% of outstanding loans are in the category of real estate construction loans. Because of the risk of a real estate recession, real estate construction loans are generally considered by management as having greater risk per loan than other categories of loans in the Bank's loan portfolio. However, the majority of these real estate construction loans at December 31, 2003 were owner occupied real estate. Management believes that this type of real estate construction loan is effected less during a recession. In addition, the Bank's loan policies prohibit the amount of the original real estate construction loan to exceed 80% of the appraised value of the collateral. Generally, these loans are owner-occupied real estate, not leased facilities.

Commercial loans were 31% of the Bank's outstanding loans as of December 31, 2003. Because of the larger average balance, commercial loans are generally considered by management as having greater risk per loan than most other categories of loans in the Bank's loan portfolio. However, over 97% of these commercial loans at December 31, 2003 were made on a secured basis. Management believes that the secured condition of a large portion of its commercial loan portfolio greatly reduces any risk of loss inherently present in these types of loans.

Real estate mortgage loans constituted 57% of outstanding loan balances at December 31, 2003. All loans in this category represent commercial real estate mortgages where the amount of the original loan generally does not exceed 80% of the appraised value of the collateral. These loans are considered by management to be well secured with a low risk of loss.

The Bank's consumer loan portfolio constituted 1% of the Bank's outstanding loans at December 31, 2003. At December 31, 2003, the majority of the Company's consumer loans was secured by collateral primarily consisting of automobiles, boats and other personal property. Management believes that these loans involve less risk than commercial loans.

Lease financings represented 1% of the loan portfolio at December 31, 2003. These leases are generally for income producing commercial equipment, such as heavy machinery used in construction and road building.

During 2003, two reviews of the Bank's loan portfolio by an independent firm were conducted. The purpose of these reviews was to assess the risk in the loan portfolio and to determine the adequacy of the allowance for loan losses. The reviews included analyses of historical performance, the level of non-conforming and rated loans, loan volume and activity, review of loan files and consideration of economic conditions and other pertinent information. Upon completion and review by the Bank's Board of Directors and management, the Bank approved the firm's reports. The Bank will continue engaging, on a semi-annual basis, an independent firm to review the Bank's loan portfolio. In addition to the independent reviews, the Bank's primary regulator, the OCC, also conducts an annual examination of the loan portfolio. Upon completion, the OCC presents its report of findings to the Bank's Board of Directors and management. Information provided from the above two independent sources, together with information provided by the management and other information known to the Bank's Board of Directors, are utilized by the Board of Directors to monitor, on a quarterly basis, the loan portfolio. Specifically, the Bank's Board of Directors attempts to identify risks inherent in the loan portfolio (e.g., problem loans, potential problem loans and loans to be charged off), assess the overall quality and collectibility of the loan portfolio, and determine amounts of the allowance for loan losses and the provision for loan losses to be reported based on the results of their review.

Investments. As of December 31, 2003, net loans comprised approximately 65% of the Bank's assets and investment securities comprised approximately 30% of the Bank's assets, and interest-bearing deposits in banks and federal funds sold comprised approximately 0.5% of the Bank's assets.

The following table presents, for the periods indicated, the carrying value of the Bank's investments. All securities held at December 31, 2003 and 2002.

Investment Category	December 31, 2003	December 31, 2002
Available-for-Sale:		
Obligations of U.S. Treasury and other U.S. agencies	$ —	$ 500,683
Corporate securities	—	561,077
Mortgage-backed securities	34,220,024	18,860,649
Federal Reserve Bank stock	306,000	288,000
Federal Home Loan Bank stock	1,596,300	1,300,000
Equity securities	9,826	—
Held-to-Maturity:		
Corporate securities	1,750,000	1,750,000
Mortgage backed securities	4,402,871	6,249,765
Total	$ 42,285,021	$ 29,510,174

The following table indicates, for the fiscal year ended December 31, 2003, the amount of investments due by contractual maturity in (i) one year or less, (ii) one to five years, (iii) five to ten years, and (iv) over ten years:

Investment Category	Amount	Weighted Average Yield (1)
Available-for-Sale:		
Obligations of U.S. Treasury and other U.S. agencies:		
0-1 year	$ 0	—%
Over 1 through 5 years	0	—%
Over 5 through 10 years	0	—%
Over 10 years	0	—%
Corporate securities		
0-1 year	0	—%
Over 1 through 5 years	0	—%
Over 5 through 10 years	0	—%
Over 10 years	0	—%
Mortgage-backed securities		
0-1 year	0	—%
Over 1 through 5 years	4,281,572	2.28%
Over 5 through 10 years	1,343,459	3.57%
Over 10 years	28,594,993	4.39%
Equity securities	9,826	
Federal Reserve Bank stock, no maturity	306,000	6.00%
Federal Home Loan Bank stock, no maturity	1,596,300	5.75%
Total	$ 36,132,150	4.17%

Held-to-maturity:	Amount	Weighted Average Yield (1)
Obligations of U.S. Treasury and other U.S. agencies:		
0-1 year	$ 0	—%
Over 1 through 5 years	0	—%
Over 5 through 10 years	0	—%
Over 10 years	0	—%
Corporate securities		
0-1 year	0	—%
Over 1 through 5 years	0	—%
Over 5 through 10 years	0	—%
Over 10 years	1,750,000	5.68%
Mortgage-backed securities		
0-1 year	0	—%
Over 1 through 5 years	0	—%
Over 5 through 10 years	0	—%
Over 10 years	4,402,871	4.39%
Total	$ 6,152,871	4.75%

(1) The Bank has not invested in any tax-exempt obligations.

Return on Equity and Assets. Returns on average consolidated assets and average consolidated equity for fiscal years ended December 31, 2003 and 2002 are presented below.

	December 31, 2003	2002
Return on average assets	0.67%	0.09%
Return on average equity	9.20%	1.14%
Average equity to average assets ratio	7.25%	8.11%
Dividend payout ratio	N/A	N/A

Liquidity and Interest Rate Sensitivity. Net interest income, the Company's primary source of earnings, fluctuates with significant interest rate movements. To lessen the impact of these margin swings, the balance sheet should be structured so that repricing opportunities exist for both assets and liabilities in roughly equivalent amounts at approximately the same time intervals. Imbalances in these repricing opportunities at any point in time constitute interest rate sensitivity.

Interest rate sensitivity refers to the responsiveness of interest-bearing assets and liabilities to changes in market interest rates. The rate sensitive position, or gap, is the difference in the volume of rate sensitive assets and liabilities, at a given time interval. The general objective of gap management is to manage actively rate sensitive assets and liabilities so as to reduce the impact of interest rate fluctuations on the net interest margin. Management generally attempts to maintain a balance between rate sensitive assets and liabilities as the exposure period is lengthened to minimize the Company's overall interest rate risks.

The asset mix of the balance sheet is continually evaluated in terms of several variables: yield, credit quality, appropriate funding sources and liquidity. To effectively manage the liability mix of the balance sheet, there should be a focus on expanding the various funding sources. The interest rate sensitivity position at year-end 2003 is presented in the following table. The difference between rate sensitive assets and rate sensitive liabilities, or the interest rate sensitivity gap, is shown at the bottom of the table. Since all interest rates and yields do not adjust at the same velocity, the gap is only a general indicator of rate sensitivity.

	Within 3 months	After 3 months but Within 1 year	After 1 year but within 5 years	After 5 years	Totals (1)
SELECTED ASSETS					
Loans	$ 59,738	$ 5,525	$ 21,318	$ 5,311	$ 91,892
Securities	—	—	4,733	37,994	42,727
Cash and due from banks	1,523	—	—	—	1,523
Interest-bearing deposits in banks	540	—	—	—	540
Federal funds sold	233	—	—	—	233
Total selected assets	$ 62,034	$ 5,525	$ 26,051	$ 43,305	$ 136,915
FUNDING SOURCES					
Demand deposits, interest-bearing demand and savings	$ 8,808	$ —	$ —	$ 12,169	$ 20,977
Certificates, less than $100M	6,657	15,584	20,638	—	42,879
Certificates $100M and over	6,174	13,422	12,376	—	31,972
Other borrowings and securities sold under repurchase agreements	17,766	—	6,100	11,000	34,866
Total funding sources	$ 39,405	$ 29,006	$ 39,114	$ 23,169	$ 130,694
Interest-sensitivity gap	$ 22,629	$ (23,481)	$ (13,063)	$ 20,136	
Cumulative interest-sensitivity gap	$ 22,629	$ (852)	$ (13,915)	$ 6,221	
Interest-sensitivity gap ratio	157.43%	19.05%	66.60%	186.91%	
Cumulative interest-sensitivity gap ratio	157.43%	98.75%	87.06%	104.76%	

(1) Total loans exclude past due and non-accrual loans as of December 31, 2003 due to uncertainty of the timing of cash flows.

As evidenced by the table above, the Company is cumulatively asset sensitive within three months. In a decreasing interest rate environment, an asset sensitive position (a gap ratio more than 100%) is generally less advantageous as earning assets are re-priced sooner than the liabilities. Conversely, in an increasing interest rate environment, an asset sensitive position (a gap ratio of more than 100%) is generally more advantageous since assets are repriced sooner than liabilities. With respect to the Company, an increase in interest rate would result in higher earnings while a decline in interest rates will decrease income. This, however, assumes that all other factors affecting income remain constant. It also assumes no prepayments in the loan or investment portfolios, which is highly unlikely due to the company's investment in mortgage backed securities with average lives of less than four years.

As the Company continues to grow, management will endeavor to structure its rate sensitivity position to hedge against rapidly rising or falling interest rates. The Bank's Asset/Liability Committee meets on a monthly basis and develops management's strategy for the upcoming period. Such strategy includes anticipations of future interest rate movements.

Liquidity represents the ability to provide steady sources of funds for loan commitments and investment activities, as well as to maintain sufficient funds to cover deposit withdrawals and payment of debt and operating obligations. These funds can be obtained by converting assets to cash or by attracting new deposits. The Company's primary source of liquidity comes from its ability to maintain and increase deposits through the Bank. Deposits grew by $11.1 million in 2003 compared to 2002. Below are the pertinent liquidity balances and ratios for the years ended December 31, 2003 and December 31, 2002.

	2003	2002
Cash and due from banks	$ 1,523,041	1,440,482
Interest-bearing deposits in banks	$ 540,461	576,428
Federal funds sold	$ 233,000	—
Securities	$ 42,285,021	29,510,174
CDs, over $100,000 to total deposits ratio	33.36%	23.69%
Loan to deposit ratio	97.88%	101.24%
Brokered deposits	$ 12,208,000	—

At December 31, 2003, large denomination certificates (over $100,000) accounted for 33.36% of total deposits compared with 23.69% at December, 31, 2002. Large denomination CDs are generally more volatile than other deposits. As a result, management monitors the competitiveness of the rates it pays on its large denomination CDs and periodically adjusts its rates in accordance with market demands. Significant withdrawals of large denomination CDs may have a material adverse effect on the Bank's liquidity. Management believes that since a majority of the above certificates were obtained from Bank customers residing in the Atlanta, Georgia Metropolitan Statistical Area (MSA), the volatility of such deposits is lower than if such deposits were obtained from depositors residing outside of this MSA, as outside depositors are more likely to be interest rate sensitive.

Cash and cash equivalents are the primary source of liquidity. At December 31, 2003, cash and cash equivalents amounted to $2.30 million, representing 1.61% of total assets. Securities available for sale provide a secondary source of liquidity. Although none of the $42.3 million in the Bank's securities portfolio is scheduled to mature in 2004, other cash flows of approximately $12 million are expected from the entire mortgage-backed securities portfolio.

Brokered deposits are deposit instruments, such as certificates of deposit, deposit notes, bank investment contracts and certain municipal investment contracts that are issued through brokers and dealers who then offer and/or sell these deposit instruments to one or more investors. As of December 31, 2003, the Bank had $12,208,000 in brokered deposits (or 12.74% of total deposits) in its portfolio. At the time these deposits were accepted, they were less expensive that similar deposits in the Bank's market area.

Except for the proposed merger and common stock offering described above, management knows of no trends, demands, commitments, events or uncertainties that should result in or are reasonably likely to result in the Company's liquidity increasing or decreasing in any material way in the foreseeable future.

Capital Adequacy. There are two primary measures of capital adequacy for banks and bank holding companies: (i) risk-based capital guidelines and (ii) the leverage ratio.

The risk-based capital guidelines measure the amount of a bank's required capital in relation to the degree of risk perceived in its assets and its off-balance sheet items. Note that under the risk-based capital guidelines, capital is divided into two "tiers." Tier 1 capital consists of common shareholders' equity, non-cumulative and cumulative (bank holding companies only) perpetual preferred stock and minority interest. Goodwill is subtracted from the total. Tier 2 capital consists of the allowance for loan losses, hybrid capital instruments, term subordinated debt and intermediate term preferred stock. Banks are required to maintain a minimum risk-based capital ratio of 8.0%, with at least 4.0% consisting of Tier 1 capital.

The second measure of capital adequacy relates to the leverage ratio. The OCC has established a 3.0% minimum leverage ratio requirement. Note that the leverage ratio is computed by dividing Tier 1 capital into total assets. For banks that are not rated CAMEL 1 by their primary regulator (which includes the Bank), the minimum leverage ratio should be 3.0% plus an additional cushion of at least 1 to 2 %, depending upon risk profiles and other factors.

The table below illustrates the Bank's and Company's regulatory capital ratios at the December 31, 2003:

	December 31, 2003	Minimum regulatory requirement
Bank		
Tier 1 Capital	10.12%	4.0%
Tier 2 Capital	0.93%	—
Total risk-based capital ratio	11.05%	8.0%
Leverage Ratio	7.67%	4.0%
Company - Consolidated		
Tier 1 Capital	9.61%	4.0%
Tier 2 Capital	0.92%	—
Total risk-based capital ratio	10.53%	8.0%
Leverage ratio	7.28%	4.0%

The above ratios indicate that the capital positions of the Bank and the Company are sound and management believes that both are well positioned for future growth.

Other than described herein, management is not aware of events or uncertainties that had or are reasonably expected to have a material impact on continued operations.

Critical Accounting Estimates

The accounting and financial reporting policies of the Company and the Bank conform to accounting principles generally accepted in the United States of America and to general practices within the banking industry. Following is a description of the accounting policies applied by the Company, which are deemed "critical". In determining which accounting policies are "critical" in nature, the Company has identified the policies that require significant judgment or involve complex estimates. The application of these policies has a significant impact on the Company's financial statements. Financial results could differ significantly if different judgments or estimates are applied.

Allowance for loan losses. The allowance for loan losses is maintained at a level which, in management's judgment, is adequate to absorb credit losses inherent in the loan portfolio. The amount of the allowance is based on management's evaluation of the collectibility of the loan portfolio, including the nature of the portfolio, credit concentrations, trends in historical loss experience, specific impaired loans, and economic conditions. Allowances for impaired loans are generally determined based on collateral values or the present value of estimated cash flows. A loan is considered impaired when management has determined it is possible that all amounts due according to the contractual terms of the loan agreement will not be collected. The allowance is increased by a provision for loan losses, which is charged to expense and reduced by charge-offs, net of recoveries.

Accounting Pronouncements

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57, and 107 and a rescission of FASB Interpretation No. 34". The interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. It also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing a guarantee. The initial recognition and initial measurement provisions of the interpretation are applicable to guarantees issued or modified after December 31, 2002. The disclosure requirements in the interpretation are effective for financial statements of interim or annual periods ending after December 15, 2002. The adoption of the interpretation did not have a material effect on the Company's financial condition or results of operations.

In December 2002, the FASB issued Statement No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure, an amendment of FASB Statement No. 123". The Statement amends Statement No. 123, "Accounting for Stock-Based Compensation", to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, the statement amends the disclosure requirements of Statement No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based compensation and the effect on reported results of operations. The disclosure requirements of the statement are required for fiscal years ending after December 15, 2002 and interim periods beginning after December 15, 2002. The Company has not adopted Statement No. 123 for accounting for stock-based compensation as of December 31, 2003; however all required disclosures of Statement No. 148 are included in Note 1 to the financial statements.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities, an interpretation of ARB No. 51", and on December 24, 2003, the FASB issued FASB Interpretation No. 46 (Revised December 2003), "Consolidation of Variable Interest Entities" which replaced FIN 46. The interpretation addresses consolidation by business enterprises of variable interest entities. A variable interest entity is defined as an entity subject to consolidation according to the provisions of the interpretation. The revised interpretation provided for special effective dates for entities that had fully or partially applied the original interpretation as of December 24, 2003. Otherwise, application of the interpretation is required in financial statements of public entities that have interests in special-purpose entities, or SPEs, for periods ending after December 15, 2003. Application by public entities, other than small business issuers, for all other types of variable interest entities (i.e., non-SPEs) is required in financial statements for periods ending after March 15, 2004. Application by small business issuers to variable interest entities other than SPEs is required at various dates in 2004 and 2005. The interpretations have not had a material effect on the Company's financial condition or results of operations.

Off-Balance Sheet Arrangements

The Company's financial statements do not reflect various commitments and contingent liabilities that arise in the normal course of business. These off-balance-sheet financial instruments include commitments to extend credit and standby letters of credit. These financial instruments are included in the financial statements when funds are distributed or the instruments become payable. We use the same credit policies in making commitments as we do for on-balance-sheet instruments. Our exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit, standby letters of credit and credit card commitments is represented by the contractual amount of those instruments. At December 31, 2003, we had outstanding commitments to extend credit through open lines of credit of approximately $15.3 million and outstanding standby letters of credit of approximately $692,000.

Effects of Inflation and Changing Prices

Inflation generally increases the cost of funds and operating overhead, and to the extent loans and other assets bear variable rates, the yields on such assets. Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates generally have a more significant impact on the performance of a financial institution than the effects of general levels of inflation. Although interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services, increases in inflation generally have resulted in increased interest rates. In addition, inflation affects financial institutions' increased costs of goods and services purchased, the cost of salaries and benefits, occupancy expense, and similar items. Inflation and related increases in interest rates generally decrease the market value of shareholders' equity. Mortgage originations and re-financing tend to slow as interest rates increase, and can reduce the Company's earnings from such activities and the income from the sale of residential mortgage loans in the secondary market.

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CNB HOLDINGS, INC.
AND SUBSIDIARY

CONSOLIDATED FINANCIAL REPORT

DECEMBER 31, 2003

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CNB HOLDINGS, INC. AND SUBSIDIARY

CONSOLIDATED FINANCIAL REPORT
DECEMBER 31, 2003

TABLE OF CONTENTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
CNB Holdings, Inc.
Alpharetta, Georgia

We have audited the accompanying consolidated balance sheets of **CNB Holdings, Inc. and subsidiary** as of December 31, 2003 and 2002, and the related consolidated statements of income, comprehensive income, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CNB Holdings, Inc. and subsidiary as of December 31, 2003 and 2002, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Atlanta, Georgia
February 13, 2004, except for Note 19 as to which the date is March 12, 2004

CNB HOLDINGS, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2003 AND 2002

Assets	2003	2002
Cash and due from banks	$ 1,523,041	$ 1,440,482
Interest-bearing deposits in banks	540,461	576,428
Federal funds sold	233,000	-
Securities available for sale	34,229,850	19,922,409
Securities held to maturity, fair value of $6,182,614 and $8,053,746, respectively	6,152,871	7,999,765
Restricted equity securities, at cost	1,902,300	1,588,000
Loans	93,792,951	85,766,519
Less allowance for loan losses	1,004,458	918,250
Loans, net	92,788,493	84,848,269
Premises and equipment	786,532	532,542
Other assets	4,906,119	3,684,580
Total assets	$ 143,062,667	$ 120,592,475
Liabilities and Stockholders' Equity		
Liabilities:		
Deposits:		
Noninterest-bearing	$ 12,331,094	$ 11,279,872
Interest-bearing	83,496,422	73,440,057
Total deposits	95,827,516	84,719,929
Securities sold under repurchase agreements	1,841,302	755,577
Other borrowings	33,025,000	24,569,500
Other liabilities	2,267,846	1,528,021
Total liabilities	132,961,664	111,573,027
Commitments and contingencies		
Stockholders' equity		
Preferred stock, no par value; 10,000,000 shares authorized; no shares issued and outstanding	-	-
Common stock, par value $1.00; 10,000,000 shares authorized; 2003, 1,272,500 shares issued; 2002, 1,235,000 issued	1,272,500	1,235,000
Surplus	10,428,140	10,009,642
Retained earnings (deficit)	323,501	(556,186)
Treasury stock, 2003, 152,112 shares; 2002, 158,672 shares	(1,199,823)	(1,255,157)
Unearned ESOP shares	(399,998)	(399,998)
Accumulated other comprehensive loss	(323,317)	(13,853)
Total stockholders' equity	10,101,003	9,019,448
Total liabilities and stockholders' equity	$ 143,062,667	$ 120,592,475

See Notes to Consolidated Financial Statements.

CNB HOLDINGS, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
Interest income:		
Loans, including fees	$ 5,992,122	$ 5,026,075
Taxable securities	1,131,167	1,336,889
Federal funds sold	13,022	46,393
Deposits in banks	12,304	55,430
Total interest income	7,148,615	6,464,787
Interest expense:		
Deposits	2,370,622	2,886,722
Securities sold under repurchase agreements and other borrowings	763,364	602,512
Total interest expense	3,133,986	3,489,234
Net interest income	4,014,629	2,975,553
Provision for loan losses	183,000	570,182
Net interest income after provision for loan losses	3,831,629	2,405,371
Other income:		
Service charges on deposit accounts	50,615	61,764
Gains on sale of loans	585,626	424,967
Gains on sale of securities available for sale	451	233,857
Other operating income	522,352	445,621
Total other income	1,159,044	1,166,209
Other expenses:		
Salaries and employee benefits	2,430,091	1,873,501
Equipment and occupancy expenses	545,501	532,392
Other operating expenses	1,219,592	1,065,649
Total other expenses	4,195,184	3,471,542
Income before income taxes (benefits)	795,489	100,038
Income taxes (benefits)	(84,198)	-
Net income	$ 879,687	$ 100,038
Basic earnings per share	$ 0.81	$ 0.09
Diluted earnings per share	$ 0.77	$ 0.09

See Notes to Consolidated Financial Statements.

CNB HOLDINGS, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
Net income	**$ 879,687**	$ 100,038
Other comprehensive loss:		
Unrealized gains (losses) on securities available-for-sale:		
Unrealized holding gains (losses) arising during period, net of tax of ($167,879) and $92,750, respectively	**(298,449)**	164,891
Reclassification adjustment for gains realized in net income, net of tax of $162 and $84,188, respectively	**(289)**	(149,669)
Unrealized losses on cash flow hedges, net of tax of $6,033 and $13,620, respectively	**(10,726)**	(24,213)
Other comprehensive loss	**(309,464)**	(8,991)
Comprehensive income	**$ 570,223**	$ 91,047

See Notes to Consolidated Financial Statements.

CNB HOLDINGS, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2003 AND 2002

	Common Stock		
	Shares	Par Value	Surplus
Balance, December 31, 2001	1,235,000	$ 1,235,000	$ 10,004,858
Net income	-	-	-
Sale of treasury shares	-	-	4,784
Other comprehensive loss	-	-	-
Balance, December 31, 2002	1,235,000	1,235,000	10,009,642
Net income	-	-	-
Sale of treasury shares	-	-	15,197
Exercise of stock options	37,500	37,500	337,500
Tax benefit from exercise of stock options	-	-	65,801
Other comprehensive loss	-	-	-
Balance, December 31, 2003	1,272,500	$ 1,272,500	$ 10,428,140

See Notes to Consolidated Financial Statements.

Retained Earnings (Deficit)	Treasury Stock Shares	Treasury Stock Cost	Unearned ESOP Shares	Accumulated Other Comprehensive Loss	Total Stockholders' Equity
$ (656,224)	175,741	$ (1,402,333)	$ (399,998)	$ (4,862)	$ 8,776,441
100,038	-	-	-	-	100,038
-	(17,069)	147,176	-	-	151,960
-	-	-	-	(8,991)	(8,991)
(556,186)	158,672	(1,255,157)	(399,998)	(13,853)	9,019,448
879,687	-	-	-	-	879,687
-	(6,560)	55,334	-	-	70,531
-	-	-	-	-	375,000
-	-	-	-	-	65,801
-	-	-	-	(309,464)	(309,464)
$ 323,501	152,112	$ (1,199,823)	$ (399,998)	$ (323,317)	$ 10,101,003

CNB HOLDINGS, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
OPERATING ACTIVITIES		
Net income	$ **879,687**	$ 100,038
Adjustments to reconcile net income to net cash provided by operating activities:		
Net amortization of securities	**424,750**	243,629
Depreciation	**154,111**	163,732
Provision for loan losses	**183,000**	570,182
Net realized gains on sales of securities available for sale	**(451)**	(233,857)
Gains on sale of loans	**(585,626)**	(424,967)
Deferred income taxes	**(522,382)**	-
Provision for losses on other real estate owned and repossessed assets	**-**	52,327
Loss on sale of other real estate owned and repossessed assets	**38,486**	2,280
(Increase) decrease in interest receivable	**(51,649)**	92,361
Decrease in interest payable	**(128,830)**	(448,008)
Net other operating activities	**751,472**	(42,282)
Net cash provided by operating activities	**1,142,568**	75,435
INVESTING ACTIVITIES		
Purchases of securities available for sale	**(32,997,382)**	(26,792,936)
Proceeds from sales of securities available for sale	**566,720**	22,753,635
Proceeds from maturities of securities available for sale	**17,385,811**	16,017,668
Purchases of securities held to maturity	**(2,003,750)**	(9,111,432)
Proceeds from maturities of securities held to maturity	**3,696,976**	1,111,667
Purchases of restricted equity securities	**(314,300)**	(950,000)
Proceeds from sale of loans	**8,847,707**	5,600,478
Net increase in loans	**(17,197,356)**	(28,745,277)
Purchase of premises and equipment	**(408,101)**	(71,346)
Purchase of life insurance policies	**-**	(300,900)
Proceeds from sale of other real estate owned and repossessed assets	**466,356**	22,144
Net cash used in investing activities	**(21,957,319)**	(20,466,299)
FINANCING ACTIVITIES		
Net increase (decrease) in deposits	**11,107,587**	(751,651)
Net increase in securities sold under repurchase agreements	**1,085,725**	71,929
Net proceeds from other borrowings	**8,455,500**	17,000,000
Proceeds from exercise of stock options	**375,000**	-
Proceeds from sale of treasury stock	**70,531**	151,960
Net cash provided by financing activities	**21,094,343**	16,472,238
Net increase (decrease) in cash and cash equivalents	**279,592**	(3,918,626)
Cash and cash equivalents at beginning of year	**2,016,910**	5,935,536
Cash and cash equivalents at end of year	**$ 2,296,502**	$ 2,016,910
SUPPLEMENTAL DISCLOSURES		
Cash paid for:		
Interest	$ **3,262,816**	$ 3,937,242
Income taxes	$ **98,065**	$ 2,431
Loans transferred to other real estate owned and repossessed assets	$ **812,051**	$ 196,950

See Notes to Consolidated Financial Statements.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

CNB Holdings, Inc. (the "Company") is a bank holding company whose principal activity is the ownership and management of its wholly-owned subsidiary, Chattahoochee National Bank, (the "Bank"). The Bank is a commercial bank located in Alpharetta, Fulton County, Georgia. The Bank provides a full range of banking services in its primary market areas of Fulton and surrounding counties.

Basis of Presentation and Accounting Estimates

The consolidated financial statements include the accounts of the Company and its subsidiary. Significant intercompany transactions and balances have been eliminated in consolidation.

In preparing the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the balance sheet date and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, other real estate owned and repossessed assets, deferred taxes, and contingent assets and liabilities. The determination of the adequacy of the allowance for loan losses is based on estimates that are susceptible to significant changes in the economic environment and market conditions. In connection with the determination of the estimated losses on loans and the valuation of foreclosed real estate, management obtains independent appraisals for significant collateral.

Cash Equivalents

For purposes of reporting cash flows, the Company considers cash, due from banks and interest-bearing deposits in banks as cash equivalents.

The Bank is required to maintain reserve balances in cash or on deposit with the Federal Reserve Bank, based on a percentage of deposits. The total of those reserve balances was approximately $328,000 and $189,000 at December 31, 2003 and 2002, respectively.

Securities

Debt securities that management has the positive intent and ability to hold to maturity are classified as held to maturity and recorded at amortized cost. Debt securities not classified as held to maturity and equity securities are classified as available for sale and recorded at fair value with unrealized gains and losses excluded from earnings and reported in other comprehensive income, net of the related deferred tax effect. Restricted equity securities without a readily determinable fair value are recorded at cost.

The amortization of premiums and accretion of discounts are recognized in interest income using methods approximating the interest method over the life of the securities. Realized gains and losses, determined on the basis of the cost of specific securities sold, are included in earnings on the settlement date. Declines in the fair value of held to maturity and available for sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Loans

Loans are reported at their outstanding principal balances less deferred fees and costs on originated loans and the allowance for loan losses. Interest income is accrued on the outstanding principal balance.

Nonrefundable loan fees and costs incurred for loans are deferred and recognized in income over the life of the loans using a method that approximates a level yield.

The accrual of interest on loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due, unless the loan is well-secured. All interest accrued but not collected for loans that are placed on nonaccrual or charged off is reversed against interest income, unless management believes that the accrued interest is recoverable through the liquidation of collateral. Interest income on nonaccrual loans is recognized on the cost-recovery method, until the loans are returned to accrual status. Loans are returned to accrual status when all the principal and interest amounts are brought current and future payments are reasonably assured.

A loan is considered impaired when it is probable, based on current information and events, the Company will be unable to collect all principal and interest payments due in accordance with the contractual terms of the loan agreement. Impaired loans are measured by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent. The amount of impairment, if any, and any subsequent changes are included in the allowance for loan losses. Interest on accruing impaired loans is recognized as long as such loans do not meet the criteria for nonaccrual status.

Allowance for Loan Losses

The allowance for loan losses is established through a provision for loan losses charged to expense. Loan losses are charged against the allowance when management believes the collectibility of the principal is unlikely. Subsequent recoveries, if any, are credited to the allowance.

The allowance is an amount that management believes will be adequate to absorb estimated losses relating to specifically identified loans, as well as probable credit losses inherent in the balance of the loan portfolio, based on an evaluation of the collectibility of existing loans and prior loss experience. This evaluation also takes into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, concentrations and current economic conditions that may affect the borrower's ability to pay. This evaluation does not include the effects of expected losses on specific loans or groups of loans that are related to future events or expected changes in economic conditions. While management uses the best information available to make its evaluation, future adjustments to the allowance may be necessary if there are any significant changes in economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses, and may require the Company to make additions to the allowance based on their judgment about information available to them at the time of their examinations.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Allowance for Loan Losses (Continued)

The allowance consists of specific, general and unallocated components. The specific component relates to loans that are classified as either doubtful, substandard or special mention. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers non-classified loans and is based on historical experience adjusted for qualitative factors. An unallocated component is maintained to cover uncertainties that could affect management's estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

Premises and Equipment

Premises and equipment are carried at cost less accumulated depreciation. Depreciation is computed principally by the straight-line method over the estimated useful lives of the assets.

Other Real Estate Owned and Repossessed Assets

Other real estate owned and repossessed assets represents properties and other loan collateral acquired through or in lieu of loan foreclosure and is initially recorded at the lower of cost or fair value less estimated costs to sell. Any write-down to fair value at the time of transfer to other real estate owned or repossessed assets is charged to the allowance for loan losses. Costs of improvements are capitalized, whereas costs relating to holding other real estate owned and repossessed assets and subsequent adjustments to the value are expensed. The carrying amount of other real estate owned and repossessed assets at December 31, 2003 and 2002 was $427,410 and $120,200, respectively.

Sale of Loans

The Company originates and sells participations in certain loans. Gains are recognized at the time the sale is consummated. The amount of gain recognized on the sale of a specific loan is equal to the percentage resulting from determining the fair value of the portion of the loan sold relative to the fair value of the entire loan. Losses are recognized at the time the loan is identified as held for sale and the loan's carrying value exceeds its fair value.

Income Taxes

Deferred income tax assets and liabilities are determined using the balance sheet method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the temporary differences between the book and tax bases of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Earnings Per Share

Basic earnings per share are computed by dividing net income by the weighted average number of shares of common stock outstanding. Diluted earnings per share are computed by dividing net income by the sum of the weighted-average number of shares of common stock outstanding, potential common shares and shares held by the Company's rabbi trust. Potential common shares outstanding consist of stock options.

Stock-Based Compensation

At December 31, 2003, the Company has stock-based employee compensation plans, which are described more fully in Note 9. The Company accounts for those plans under the recognition and measurement principles of APB Opinion No. 25, *Accounting for Stock Issued to Employees*, and related Interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying stock on the date of grant. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123, *Accounting for Stock-Based Compensation*, to stock-based employee compensation.

	Years Ended December 31,	
	2003	2002
Net income, as reported	**$ 879,687**	$ 100,038
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards	**(87,317)**	(61,271)
Pro forma net income	**$ 792,370**	$ 38,767
Earnings per share:		
Basic - as reported	**$ 0.81**	$ 0.09
Basic - pro forma	**$ 0.73**	$ 0.04
Diluted - as reported	**$ 0.77**	$ 0.09
Diluted - pro forma	**$ 0.69**	$ 0.04

Derivative Instruments and Hedging Activities

In accordance with SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, the Company recognizes the fair value of derivatives as assets or liabilities in the financial statements. The accounting for the changes in the fair value of a derivative depends on the intended use of the derivative instrument at inception. The change in fair value of instruments used as fair value hedges is accounted for in the income of the period simultaneous with accounting for the fair value change of the item being hedged. The change in fair value of the effective portion of cash flow hedges is accounted for in comprehensive income rather than income. The change in fair value of derivative instruments that are not intended as a hedge is accounted for in the income of the period of the change.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Comprehensive Income

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available for sale securities and cash flow hedges, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

Recent Accounting Standards

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57, and 107 and a rescission of FASB Interpretation No. 34". The interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. It also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing a guarantee. The initial recognition and initial measurement provisions of the interpretation are applicable to guarantees issued or modified after December 31, 2002. The disclosure requirements in the interpretation are effective for financial statements of interim or annual periods ending after December 15, 2002. The adoption of the interpretation did not have a material effect on the Company's financial condition or results of operations.

In December 2002, the FASB issued Statement No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure, an amendment of FASB Statement No. 123". The Statement amends Statement No. 123, "Accounting for Stock-Based Compensation", to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, the statement amends the disclosure requirements of Statement No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based compensation and the effect on reported results of operations. The disclosure requirements of the statement are required for fiscal years ending after December 15, 2002 and interim periods beginning after December 15, 2002. The Company has not adopted Statement No. 123 for accounting for stock-based compensation as of December 31, 2003; however all required disclosures of Statement No. 148 are included above under the heading "Stock-Based Com pensation".

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities, an interpretation of ARB No. 51", and on December 24, 2003, the FASB issued FASB Interpretation No. 46 (Revised December 2003), "Consolidation of Variable Interest Entities" which replaced FIN 46. The interpretation addresses consolidation by business enterprises of variable interest entities. A variable interest entity is defined as an entity subject to consolidation according to the provisions of the interpretation. The revised interpretation provided for special effective dates for entities that had fully or partially applied the original interpretation as of December 24, 2003. Otherwise, application of the interpretation is required in financial statements of public entities that have interests in special-purpose entities, or SPEs, for periods ending after December 15, 2003. Application by public entities, other than small business issuers, for all other types of variable interest entities (i.e., non-SPEs) is required in financial statements for periods ending after March 15, 2004. Application by small business issuers to variable interest entities other than SPEs is required at various dates in 2004 and 2005. The interpretations did not have a material effect on the Company's financial condition or results of operations.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent Accounting Standards (Continued)

In May 2003, the FASB issued Statement No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". The statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. The statement requires that an issuer classify a financial instrument that is within its scope as a liability. Many of those instruments were previously classified as equity. The statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of the statement did not have a material effect on the Company's financial condition or results of operations.

NOTE 2. SECURITIES

The amortized cost and fair value of securities are summarized as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities Available for Sale				
December 31, 2003:				
Mortgage-backed securities	**$ 34,671,341**	**$ 89,557**	**$ (540,874)**	**$ 34,220,024**
Equity securities	**9,100**	**726**	**-**	**9,826**
	$ 34,680,441	**$ 90,283**	**$ (540,874)**	**$ 34,229,850**
December 31, 2002:				
U. S. Government and agency securities	$ 500,000	$ 683	$ -	$ 500,683
Corporate securities	566,545	-	(5,468)	561,077
Mortgage-backed securities	18,839,676	86,312	(65,339)	18,860,649
	$ 19,906,221	$ 86,995	$ (70,807)	$ 19,922,409

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities Held to Maturity				
December 31, 2003:				
Corporate securities	**$ 1,750,000**	**$ -**	**$ -**	**$ 1,750,000**
Mortgage-backed securities	**4,402,871**	**49,013**	**(19,270)**	**4,432,614**
	$ 6,152,871	**$ 49,013**	**$ (19,270)**	**$ 6,182,614**
December 31, 2002:				
Corporate securities	$ 1,750,000	$ -	$ -	$ 1,750,000
Mortgage-backed securities	6,249,765	53,981	-	6,303,746
	$ 7,999,765	$ 53,981	$ -	$ 8,053,746

NOTE 2. SECURITIES (Continued)

In 2003, the FASB Emerging Issues Task Force released Issue 03-01, *The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.* The issue requires disclosure of certain information about other than temporary impairments in the market value of securities. The market value of securities is based on quoted market values and is significantly affected by the interest rate environment. At December 31, 2003, all unrealized losses in the securities portfolio were for debt securities. From the December 31, 2003 tables above, 30 out of 63 mortgage-backed securities purchased contained unrealized losses. At December 31, 2003, 2 of these securities with a fair value of $741,502 and unrealized losses of $8,649 have been in a continuous unrealized loss position for more than twelve months. The other 28 securities with a fair value of $23,124,448 and unrealized losses of $551,495 have not been in a continuous loss position for more than twelve months. These unrealized losses are considered temporary because of acceptable investment grades on each security and the repayment sources of principal and interest are government backed.

The amortized cost and fair value of debt securities as of December 31, 2003 by contractual maturity are shown below. Maturities may differ from contractual maturities of mortgage-backed securities because the mortgages underlying the securities may be called or repaid without penalty. Therefore, these securities are not included in the maturity categories in the following summary.

	Securities Available-for-Sale		Securities Held-to-Maturity	
	Amortized Cost	**Fair Value**	**Amortized Cost**	**Fair Value**
Due in greater than ten years	$ -	$ -	$ 1,750,000	$ 1,750,000
Mortgage-backed securities	34,671,341	34,220,024	4,402,871	4,432,614
	$ 34,671,341	$ 34,220,024	$ 6,152,871	$ 6,182,614

Securities with a carrying value of $29,557,000 and $22,978,000 at December 31, 2003 and 2002, respectively, were pledged to secure other borrowings and for other purposes required or permitted by law.

Gross gains and losses on sales of securities available for sale consist of the following:

	Years Ended December 31,	
	2003	2002
Gross gains	**$ 451**	$ 310,491
Gross losses	**-**	(76,634)
Net realized gains	**$ 451**	$ 233,857

NOTE 3. LOANS

The composition of loans is summarized as follows:

	December 31, 2003	December 31, 2002
Commercial	**$ 29,551,935**	$ 28,937,031
Commercial lease financing	**1,206,499**	2,922,445
Real estate - construction	**8,888,371**	27,644,030
Real estate - mortgage	**53,599,118**	23,788,026
Consumer installment and other	**722,705**	2,627,002
	93,968,628	85,918,534
Deferred loan fees and costs	**(175,677)**	(152,015)
Allowance for loan losses	**(1,004,458)**	(918,250)
Loans, net	**$ 92,788,493**	$ 84,848,269

Changes in the allowance for loan losses are as follows:

	Years Ended December 31, 2003	Years Ended December 31, 2002
Balance, beginning of year	**$ 918,250**	$ 708,918
Provision for loan losses	**183,000**	570,182
Loans charged off	**(96,792)**	(380,850)
Recoveries of loans previously charged off	**-**	20,000
Balance, end of year	**$ 1,004,458**	$ 918,250

The total recorded investment in impaired loans, net of federal loan guarantees, was $781,932 and $565,605 at December 31, 2003 and 2002, respectively. Impaired loans that had allowances determined in accordance with SFAS No. 114, *Accounting by Creditors for Impairment of a Loan*, amounted to $0 at December 31, 2003 and 2002, respectively. Allowances for impaired loans determined in accordance with SFAS No. 114 amounted to $0 at December 31, 2003 and 2002, respectively. The average recorded investment in impaired loans for 2003 and 2002 was $404,122 and $945,728, respectively. Interest income recognized for cash payments received on impaired loans was not material for the years ended December 31, 2003 and 2002.

Loans on nonaccrual status amounted to approximately $869,000 and $493,000 at December 31, 2003 and 2002, respectively. Loans past due ninety days or more and still accruing interest amounted to approximately $0 and $240,000 at December 31, 2003 and 2002, respectively.

In the ordinary course of business, the Company has granted loans to certain related parties, including directors, executive officers, and their affiliates. The interest rates on these loans were substantially the same as rates prevailing at the time of the transaction and repayment terms are customary for the type of loan. Changes in related party loans for the year ended December 31, 2003 are as follows:

Balance, beginning of year	$ 1,135,094
Advances	102,196
Repayments	(493,710)
Balance, end of year	$ 743,580

NOTE 4. PREMISES AND EQUIPMENT

Premises and equipment are summarized as follows:

	December 31,	
	2003	2002
Leasehold improvements	**$ 167,131**	$ 161,878
Equipment, including $317,702 related to conversion (see Note 12)	**1,470,604**	1,067,756
	1,637,735	1,229,634
Accumulated depreciation	**(851,203)**	(697,092)
	$ 786,532	$ 532,542

The Company currently operates out of offices in facilities under noncancelable operating lease agreements. Rental expense, including other operating expenses incurred pursuant to the rental agreements, was $241,936 and $241,208 for the years ended December 31, 2003 and 2002, respectively.

The future minimum lease payments under the operating leases at December 31, 2003 are as follows:

2004	$ 242,300
2005	104,023
2006	21,047
	$ 367,370

NOTE 5. DEPOSITS

The aggregate amount of time deposits in denominations of $100,000 or more at December 31, 2003 and 2002 was $31,971,172 and $20,066,956, respectively. The scheduled maturities of time deposits at December 31, 2003 are as follows:

2004	$ 41,810,101
2005	25,806,094
2006	1,500,991
2007	5,680,321
2008	53,033
	$ 74,850,540

Brokered time deposits totaled $12,208,000 and $0 at December 31, 2003 and 2002, respectively.

The Company had a concentration of deposits with one depositor in the amount of $7,152,568 at December 31, 2003.

Overdraft demand deposits reclassified to loans totaled $4,995 and $7,441 at December 31, 2003 and 2002, respectively.

NOTE 6. OTHER BORROWINGS

Other borrowings consist of the following:

	December 31, 2003	December 31, 2002
$2,500,000 line of credit from bank with interest at prime minus 0.75% (3.25% at December 31, 2003), due March 31, 2012, collateralized by common stock of the Bank.	**$ 1,100,000**	$ -
$2,500,000 line of credit from bank with interest at prime minus 0.75% (3.50% at December 31, 2002), due February 28, 2003, collateralized by common stock of the Bank.	-	569,500
Advance from Federal Home Loan Bank with adjustable interest (1.30% at December 31, 2002), due March 31, 2003, collateralized by securities.	-	7,000,000
Advance from Federal Home Loan Bank with interest at 3.95% (rate may be converted to the three month LIBOR), due May 29, 2012, collateralized by securities.	**1,035,000**	3,000,000
Advance from Federal Home Loan Bank with interest at 4.68% (rate may be converted to the three month LIBOR), due January 17, 2012, collateralized by securities.	**1,722,000**	1,722,000
Advance from Federal Home Loan Bank with interest at 4.51% (rate may be converted to the three month LIBOR), due January 17, 2012, collateralized by securities.	**3,278,000**	3,278,000
Advance from Federal Home Loan Bank with interest at 5.92% (rate may be converted to the three month LIBOR), due March 17, 2010, collateralized by securities.	**1,000,000**	1,000,000
Advance from Federal Home Loan Bank with interest at 5.05% (rate may be converted to the three month LIBOR), due December 15, 2010, collateralized by securities.	**2,000,000**	2,000,000
Advance from Federal Home Loan Bank, adjustable rate of interest (1.24% at December 31, 2003), due November 13, 2007, collateralized by securities.	**5,000,000**	5,000,000
Advance from Federal Home Loan Bank, fixed rate of interest at 4.42%, due August 4, 2003, collateralized by securities.	-	1,000,000
Advance from Federal Home Loan Bank with interest at 4.07% (rate may be converted to the three month LIBOR), due May 29, 2012, collateralized by securities	**1,965,000**	-
Advance from Federal Home Loan Bank, variable daily rate credit line, interest at 1.15% at December 31, 2003, collateralized by securities	**15,925,000**	-
	$ 33,025,000	$ 24,569,500

NOTE 6. OTHER BORROWINGS (Continued)

The Company's advances from the Federal Home Loan Bank are also collateralized by mortgage loans with a balance of $20,492,871 and $3,969,501 at December 31, 2003 and 2002, respectively.

The line of credit has various debt covenants for which the Company was in compliance.

The Company has available unused lines of credit with various financial institutions totaling $20,734,776 at December 31, 2003. There were no other advances outstanding at December 31, 2003 or 2002.

NOTE 7. SECURITIES SOLD UNDER REPURCHASE AGREEMENTS

Securities sold under repurchase agreements, which are secured borrowings, generally mature within one to four days from the transaction date. Securities sold under repurchase agreements are reflected at the amount of cash received in connection with the transactions. The Company may be required to provide additional collateral based on the fair value of the underlying securities. The Company monitors the fair value of the underlying securities on a daily basis. Securities sold under repurchase agreements at December 31, 2003 and 2002 were $1,841,302 and $755,577, respectively.

NOTE 8. EMPLOYEE AND DIRECTOR BENEFIT PLANS

Profit Sharing Plan

The Company has a 401(k) retirement plan covering substantially all employees. Contributions to the plan charged to expense amounted to $103,856 and $37,348 for the years ended December 31, 2003 and 2002, respectively.

Deferred Compensation Plan

The Company has a deferred compensation plan providing for death and retirement benefits for its directors. The estimated amounts to be paid under the compensation plan are being funded through the purchase of life insurance policies on the directors. The balance of the policy cash surrender values included in other assets at December 31, 2003 and 2002 is $2,878,954 and $2,719,810, respectively. Income recognized on the policies amounted to $159,144 and $147,000 for the years ended December 31, 2003 and 2002, respectively. The balance of deferred compensation included in other liabilities at December 31, 2003 and 2002 is $169,600 and $8,618, respectively. Expense recognized for deferred compensation was $160,982 and $8,618 for the years ended December 31, 2003 and 2002, respectively.

NOTE 8. EMPLOYEE AND DIRECTOR BENEFIT PLANS (Continued)

Director Fee Deferral Plan and Rabbi Trust

In 2003, the Company established a deferral plan that allows directors to defer all or a portion of their director fees. The director may elect to defer no fees, 50% of fees, or 100% of fees. All directors elected to defer 100% of fees. The deferred fees are invested, at the discretion of each director, in Company stock or other nonemployer securities and placed in a rabbi trust. The accounts of the rabbi trust have been consolidated with the accounts of the Company in the consolidated financial statements. Shares of Company stock held by the rabbi trust totaling 6,440 shares at December 31, 2003 have been classified as treasury stock in the Company's consolidated balance sheet and included in the calculation of diluted earnings per share. Nonemployer equity securities held by the rabbi trust with a fair value of $9,826 are included in securities available for sale in the consolidated balance sheet. The fair value of the assets held by the rabbi trust is recorded as a deferred compensation liability and amounted to $119,306 at December 31, 2003. The increase in fair value over the cost of the assets held by the rabbi trust is recorded as an expense and amounted to $38,056 for the year ended December 31, 2003. The plan, in addition to allowing diversification of investments, may be settled in cash, Company stock or a combination of both.

Employee Stock Ownership Plan

The Company has an Employee Stock Ownership Plan (the "ESOP") for eligible employees and is designed to meet the requirements of the Internal Revenue Code of 1986 and the Employee Retirement Income Security Act of 1974, as amended. Allocation of the Company stock held by the ESOP to individual employees is based on the ratio of the participant's compensation (as defined) to total compensation of all participants and the number of shares of stock available for allocation. Unallocated shares will be released on the ratio of current principal payments to total principal of notes used by the ESOP to acquire stock in the Company.

In 2001, the ESOP borrowed $399,998 from the Company, the funds of which were used to purchase 59,259 shares of Company stock from the treasury. This advance is expected to be repaid principally by cash contributions from the Bank to the ESOP. The provisions of Statement of Position ("SOP") 93-6, *Employers' Accounting for Employee Stock Ownership Plans*, have been applied to the intercompany loan and in accordance with the SOP, all intercompany interest income and interest expense has been eliminated in consolidation. At December 31, 2003, the outstanding principal balance of the note was $399,998.

The Bank makes cash contributions to the ESOP which are used by the ESOP to make loan and interest payments. Compensation expense related to the ESOP is based upon the debt service requirements and the excess of the fair market value over the cost of the shares allocated at the time of allocation. Dividends on the Company's stock may be used by the ESOP to repay loans or may be allocated to participants' accounts.

The Company recognized no compensation expense in 2003 or 2002 related to the ESOP. At December 31, 2003 and 2002, no shares held by the ESOP were allocated to participants' accounts. The estimated fair market value of the unallocated shares at December 31, 2003 and 2002 was $1,007,403 and $536,294, respectively.

NOTE 9. STOCK-BASED COMPENSATION

The Company has incentive and nonqualified stock option plans with common stock reserved for key employees and directors. At December 31, 2003, the Company had no shares of its authorized but unissued common stock reserved for future grants under the stock option plans. Option prices under these plans must equal at least the fair value of the Company's common stock on the date of grant. If the optionee owns more than 10% of the Company's common stock, the option price must equal at least 110% of the fair value of the Company's common stock on the date of grant. The options vest over time periods determined by the Board of Directors and expire ten years from date of grant. Other pertinent information related to the options is as follows:

	Years Ended December 31,			
	2003		2002	
	Number	Weighted-Average Exercise Price	Number	Weighted-Average Exercise Price
Under option, beginning of year	**298,000**	**$ 9.67**	298,000	$ 9.64
Granted	**2,000**	**9.05**	6,500	9.44
Exercised	**(37,500)**	**10.00**	-	-
Terminated	**-**	**-**	(6,500)	7.98
Under option, end of year	**262,500**	**9.62**	298,000	9.67
Exercisable, end of year	**253,831**	**9.65**	254,832	9.75
Weighted-average fair value of options granted during the year	**$ 3.59**		$ 3.74	

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	**Number Outstanding**	**Weighted-Average Remaining Contractual Life**	**Weighted-Average Exercise Price**	**Number Exercisable**	**Weighted-Average Exercise Price**
$6.63-$10.00	262,500	5 years	$ 9.62	253,831	$ 9.65

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	Years Ended December 31,	
	2003	2002
Dividend yield	**0%**	0%
Expected life	**10 years**	10 years
Expected volatility	**19%**	19%
Risk-free interest rate	**3.86%**	3.86%

NOTE 10. INCOME TAXES

Income tax expense consists of the following:

	Years Ended December 31, 2003	Years Ended December 31, 2002
Current	$ 438,184	$ 45,095
Deferred	(191,674)	(62,849)
Change in valuation allowance	(330,708)	17,754
Income tax expense (benefit)	$ (84,198)	$ -

The Company's income tax expense differs from the amounts computed by applying the federal income tax statutory rates to income before income taxes. A reconciliation of the differences is as follows:

	Years Ended December 31, 2003	Years Ended December 31, 2002
Income taxes at statutory federal rate	$ 270,466	$ 34,013
Income from life insurance policies	(54,109)	(49,980)
Change in valuation allowance	(330,708)	17,754
State income taxes	23,242	-
Other	6,911	(1,787)
Income tax expense (benefit)	$ (84,198)	$ -

The components of deferred income taxes are as follows:

	December 31, 2003	December 31, 2002
Deferred tax assets:		
Loan loss reserves	$ 300,186	$ 258,058
Deferred loan fees and costs	148,818	81,944
Deferred compensation	120,719	3,252
Other	-	4,436
State net operating loss	-	19,251
State tax credits	20,931	42,042
Securities available for sale	162,213	-
Cash flow hedges	19,653	13,620
	772,520	422,603
Deferred tax liabilities:		
Depreciation	39,997	30,749
Securities available-for-sale	-	5,828
	39,997	36,577
Valuation allowance	-	(330,708)
Net deferred tax assets	$ 732,523	$ 55,318

NOTE 11. EARNINGS PER SHARE

Presented below is a summary of the components used to calculate basic and diluted earnings per common share.

	Years Ended December 31, 2003	2002
Basic Earnings Per Share:		
Weighted average common shares outstanding	**1,090,461**	1,068,575
Net income	**$ 879,687**	$ 100,038
Basic earnings per share	**$ 0.81**	$ 0.09
Diluted Earnings Per Share:		
Weighted average common shares outstanding	**1,090,461**	1,068,575
Net effect of the assumed exercise of stock options based on the treasury stock method using average market prices for the year	**49,928**	6,027
Shares held by rabbi trust	**6,440**	-
Total weighted average common shares and common stock equivalents outstanding	**1,146,829**	1,074,602
Net income	**$ 879,687**	$ 100,038
Diluted earnings per share	**$ 0.77**	$ 0.09

NOTE 12. COMMITMENTS AND CONTINGENCIES

Loan Commitments

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. They involve, to varying degrees, elements of credit risk and interest rate risk in excess of the amount recognized in the balance sheets. The majority of all commitments to extend credit and standby letters of credit are variable rate instruments.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. A summary of the Company's commitments is as follows:

	December 31, 2003	2002
Commitments to extend credit	**$ 15,311,000**	$ 16,942,000
Standby letters of credit	**692,000**	377,000
	$ 16,003,000	$ 17,319,000

NOTE 12. COMMITMENTS AND CONTINGENCIES (Continued)

Loan Commitments (Continued)

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the party. Collateral held varies, but may include accounts receivable, inventory, property and equipment, residential real estate and income-producing commercial properties.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. Collateral held varies as specified above and is required in instances which the Company deems necessary.

At December 31, 2003 and 2002, the carrying amount of liabilities related to the Company's obligation to perform under financial standby letters of credit was insignificant. The Company has not been required to perform on any financial standby letters of credit, and the Company has not incurred any losses on financial standby letters of credit for the years ended December 31, 2003 and 2002.

Interest Rate Derivatives

The Company maintains an overall interest rate risk-management strategy that incorporates the use of derivative instruments to minimize significant unplanned fluctuations in earnings that are caused by interest rate volatility. The goal is to manage interest rate sensitivity by modifying the repricing characteristics of certain assets and liabilities so that certain movements in interest rates do not, on a material basis, adversely affect the net interest margin. The Company views this strategy as prudent management of interest rate sensitivity, such that earnings are not exposed to undue risk presented by changes in interest rates.

Interest rate derivative instruments that are used as part of the Company's interest rate risk-management strategy include interest rate corridors. As a matter of policy, the Company does not use speculative derivative instruments for interest rate risk management. An interest rate corridor is a combination of buying a cap (floor) at a given strike rate and selling another cap (floor) at a higher (lower) rate and provides a range of interest rate protection when compared to caps and floors alone. The Company utilizes interest rate corridors to place a rate protection range on a portion of its variable-rate debt based upon a notional principal amount and maturity date.

At December 31, 2003 and 2002, the information pertaining to outstanding interest rate corridor agreements used to hedge variable-rate debt is as follows:

	December 31,	
	2003	2002
Notional amount	**$ 5,000,000**	$ 5,000,000
Weighted average maturity in years	**4 years**	5 years
Fair value of interest rate corridor included in other assets	**$ 75,161**	$ 92,167
Unrealized loss relating to interest rate corridor	**$ 54,592**	$ 37,833

NOTE 12. COMMITMENTS AND CONTINGENCIES (Continued)

Interest Rate Derivatives (Continued)

By using derivative instruments, the Company is potentially exposed to credit and market risk. If the counter-party fails to perform, credit risk is equal to the extent of the fair value gain in a derivative. When the fair value of a derivative contract is positive, this generally indicates that the counterparty owes the Company, and, therefore, creates a repayment risk for the Company. When the fair value of a derivative contract is negative, the Company owes the counterparty and, therefore, has no repayment risk. The Company minimizes the credit (or repayment) risk in derivative instruments by entering into transactions with high-quality counterparties that are reviewed periodically.

The Company's derivative activities are monitored by its asset/liability management committee as part of that committee's oversight of the Company's asset/liability management and treasury functions. The Company's asset/liability management committee is responsible for implementing various hedging strategies that are developed through its analysis of data from financial simulation models and other internal and industry sources. The resulting hedging strategies are then incorporated into the overall interest-rate risk management.

All of the Company's derivative financial instruments are classified as highly effective cash flow hedges. For the years ended December 31, 2003 and 2002, there were no material amounts recognized which represented the ineffective portion of cash flow hedges. All components of each derivative's gain or loss are included in the assessment of hedge effectiveness, unless otherwise noted.

Contingencies

In the normal course of business, the Company is involved in various legal proceedings. In the opinion of management, any liability resulting from such proceedings would not have a material adverse effect on the Company's financial statements.

Prior to the signing of the merger agreement with First Capital Bancorp, Inc. (see Note 18), the Company entered into certain contracts with various data processing service providers to convert to another data processing system. Both First Capital Bancorp, Inc. and the Company are currently evaluating whether to convert to the new data processing system. As of December 31, 2003, the Company has capitalized approximately $318,000 of costs related to the conversion. If the Company decides not to convert to the new data processing system, these costs plus an additional estimated maximum cost of $240,000 to cancel these contracts may be expensed in the period in which the decision is made.

NOTE 13. CONCENTRATIONS OF CREDIT

The Company originates primarily commercial, commercial real estate, residential real estate, and consumer loans to customers in Fulton County and surrounding counties. The ability of the majority of the Company's customers to honor their contractual loan obligations is dependent on the economy in these areas.

The Company's loan portfolio is concentrated in commercial loans and leases (33%) and loans secured by real estate (66%), of which a substantial portion is secured by commercial assets and real estate in the Company's primary market areas. Accordingly, the ultimate collectibility of the loan portfolio is susceptible to changes in market conditions in the Company's primary market areas.

The Company, as a matter of policy, does not generally extend credit to any single borrower or group of related borrowers in excess of 15% of statutory capital, or approximately $1,795,000.

NOTE 14. REGULATORY MATTERS

The Bank is subject to certain restrictions on the amount of dividends that may be declared without prior regulatory approval. At December 31, 2003, $760,000 was available for dividend declaration without regulatory approval.

The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of the assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. Capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios of Total and Tier I capital to risk-weighted assets, as defined, and of Tier I capital to average assets, as defined. Management believes, as of December 31, 2003 and 2002, the Company and the Bank met all capital adequacy requirements to which they are subject.

As of December 31, 2003, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the following table. There are no conditions or events since that notification that management believes have changed the Bank's category. Prompt corrective action provisions are not applicable to bank holding companies.

The Company and Bank's actual capital amounts and ratios are presented in the following table.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2003:			(Dollars in Thousands)			
Total Capital to Risk Weighted Assets						
Consolidated	$ 11,428	10.53%	$ 8,681	8.00%	$ N/A	N/A
Bank	$ 11,965	11.05%	$ 8,664	8.00%	$ 10,830	10.00%
Tier I Capital to Risk Weighted Assets						
Consolidated	$ 10,424	9.61%	$ 4,340	4.00%	$ N/A	N/A
Bank	$ 10,961	10.12%	$ 4,332	4.00%	$ 6,498	6.00%
Tier I Capital to Average Assets						
Consolidated	$ 10,424	7.28%	$ 5,727	4.00%	$ N/A	N/A
Bank	$ 10,961	7.67%	$ 5,713	4.00%	$ 7,141	5.00%

NOTE 14. REGULATORY MATTERS (Continued)

	Actual				For Capital Adequacy Purposes				To Be Well Capitalized Under Prompt Corrective Action Provisions		
	Amount		Ratio		Amount		Ratio		Amount		Ratio
	(Dollars in Thousands)										
As of December 31, 2002:											
Total Capital to Risk Weighted Assets											
Consolidated	$	9,965	10.60%	$	7,523		8.00%	$	N/A		N/A
Bank	$	10,432	11.10%	$	7,521		8.00%	$	9,401		10.00%
Tier I Capital to Risk Weighted Assets											
Consolidated	$	9,033	9.61%	$	3,762		4.00%	$	N/A		N/A
Bank	$	9,500	10.11%	$	3,760		4.00%	$	5,641		6.00%
Tier I Capital to Average Assets											
Consolidated	$	9,033	7.65%	$	4,722		4.00%	$	N/A		N/A
Bank	$	9,500	8.05%	$	4,721		4.00%	$	5,902		5.00%

NOTE 15. FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company's various financial instruments. In cases where quoted market prices are not available, fair value is based on discounted cash flows or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument. SFAS No. 107, *Disclosures about Fair Values of Financial Instruments*, excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Company.

The following methods and assumptions were used by the Company in estimating the fair value of its financial instruments.

Cash, Due From Banks, Interest-bearing Deposits in Banks, and Federal Funds Sold: The carrying amounts of cash, due from banks, interest-bearing deposits in banks, and federal funds sold approximate fair values.

Securities: Fair values for securities are based on available quoted market prices. The carrying values of restricted equity securities with no readily determinable fair value approximate fair value.

Loans: The carrying amount of variable-rate loans that reprice frequently and have no significant change in credit risk approximates fair value. The fair value of fixed-rate loans is estimated based on discounted contractual cash flows, using interest rates currently being offered for loans with similar terms to borrowers with similar credit quality. The fair value of impaired loans is estimated based on discounted contractual cash flows or underlying collateral values, where applicable.

NOTE 15. FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

Deposits: The carrying amount of demand deposits, savings deposits, and variable-rate certificates of deposit approximates fair value. The fair value of fixed-rate certificates of deposit is estimated based on discounted contractual cash flows using interest rates currently being offered for certificates of similar maturities.

Repurchase Agreements and Other Borrowings: The carrying amount of variable rate borrowings, federal funds purchased, and securities sold under repurchase agreements approximate fair value. The fair value of fixed rate other borrowings are estimated based on discounted contractual cash flows using the current incremental borrowing rates for similar type borrowing arrangements.

Accrued Interest: The carrying amounts of accrued interest approximate their fair values.

Interest Rate Derivatives: The fair value of interest rate derivatives is obtained from dealer quotes. These values represent the amount the Company would receive to terminate the contracts or agreements, taking into account current interest rates and, when appropriate, the current creditworthiness of the counterparties.

Off-Balance Sheet Instruments: The carrying amount of commitments to extend credit and standby letters of credit approximates fair value. The carrying amount of the off-balance sheet financial instruments is based on fees charged to enter into such agreements.

The carrying amount and estimated fair values of the Company's financial instruments were as follows:

	December 31, 2003		December 31, 2002	
	Carrying Amount	**Fair Value**	Carrying Amount	Fair Value
Financial assets:				
Cash, due from banks, interest-bearing deposits in banks, and federal funds sold	**$ 2,296,502**	**$ 2,296,502**	$ 2,016,910	$ 2,016,910
Securities	**42,285,021**	**42,314,764**	29,510,174	29,564,155
Loans	**92,788,493**	**95,164,050**	84,848,269	86,645,985
Accrued interest receivable	**471,722**	**471,722**	420,073	420,073
Interest rate derivatives	**75,161**	**75,161**	92,167	92,167
Financial liabilities:				
Deposits	**95,827,516**	**97,122,995**	84,719,929	87,550,964
Securities sold under repurchase agreements	**1,841,302**	**1,841,302**	755,577	755,577
Other borrowings	**33,025,000**	**33,854,596**	24,569,500	25,458,648
Accrued interest payable	**1,053,282**	**1,053,282**	1,182,112	1,182,112

NOTE 16. SUPPLEMENTAL FINANCIAL DATA

Components of other income and expenses in excess of 1% of total revenue are as follows:

	Years Ended December	
	2003	2002
Other income:		
Mortgage origination fees	**$ 342,367**	$ 279,189
Income from life insurance policies	**159,144**	147,000
Other expenses:		
Data processing	**158,750**	139,892
Postage and courier	**78,785**	80,755
Legal and professional	**272,181**	209,635
Directors fees	**112,250**	-

NOTE 17. PARENT COMPANY FINANCIAL INFORMATION

The following information presents the condensed balance sheets, statements of income, and cash flows of CNB Holdings, Inc. as of and for the years ended December 31, 2003 and 2002:

CONDENSED BALANCE SHEETS

	2003	2002
Assets		
Cash	**$ 341,408**	$ 174,146
Investment in subsidiary	**10,636,681**	9,485,663
Other assets	**342,221**	20,316
Total assets	**$ 11,320,310**	$ 9,680,125
Liabilities		
Other borrowings	**$ 1,100,000**	$ 569,500
Other liabilities	**119,307**	91,177
Total liabilities	**1,219,307**	660,677
Stockholders' equity	**10,101,003**	9,019,448
Total liabilities and stockholders' equity	**$ 11,320,310**	$ 9,680,125

NOTE 17. PARENT COMPANY FINANCIAL INFORMATION (Continued)

CONDENSED STATEMENTS OF INCOME

	2003	2002
Income, interest	**$ 936**	$ 15,618
Expenses		
Interest	**26,560**	22,698
Other expense	**98,525**	54,882
Total expenses	**125,085**	77,580
Loss before income taxes and equity in undistributed income of subsidiary	**(124,149)**	(61,962)
Income tax benefits	**(142,889)**	-
Income (loss) before equity in undistributed income of subsidiary	**18,740**	(61,962)
Equity in undistributed income of subsidiary	**860,947**	162,000
Net income	**$ 879,687**	$ 100,038

NOTE 17. PARENT COMPANY FINANCIAL INFORMATION (Continued)

CONDENSED STATEMENTS OF CASH FLOWS

	2003	2002
OPERATING ACTIVITIES		
Net income	$ 879,687	$ 100,038
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Undistributed income of subsidiary	(860,947)	(162,000)
Net other operating activities	(227,509)	71,066
Net cash provided by (used in) operating activities	(208,769)	9,104
FINANCING ACTIVITIES		
Proceeds from other borrowings	530,500	-
Proceeds from exercise of stock options	375,000	-
Proceeds from sale of treasury stock	70,531	151,960
Investment in subsidiary	(600,000)	-
Net cash provided by financing activities	376,031	151,960
Net increase in cash	167,262	161,064
Cash at beginning of year	174,146	13,082
Cash at end of year	$ 341,408	$ 174,146

NOTE 18. BUSINESS COMBINATION AND COMMON STOCK OFFERING

On September 24, 2003, the Company and First Capital Bancorp, Inc., a bank holding company based in Norcross, Georgia, entered into an Agreement and Plan of Merger whereby First Capital will merge with and into the Company. First Capital's shareholders will receive shares of Company common stock for each share of First Capital common stock they own, resulting in an expected issuance of approximately 2.8 million shares of Company common stock on a fully diluted basis. The merger is subject to various terms and conditions, including shareholder and regulatory approvals. The merger will be accounted for as a purchase.

In connection with the merger, the Company has filed a registration statement to sell 750,000 to 1,000,000 shares of the Company's common stock at a price of $12.00 per share.

NOTE 19. SUBSEQUENT EVENT

On March 12, 2004, the Company entered into an agreement and purchased approximately $30 million in SBA loans from a metro Atlanta lender, of which approximately $20 million was sold at par through a loan participation with First Capital Bancorp, Inc. These loans are with borrowers located throughout the State of Georgia.

DIRECTORS & EXECUTIVE OFFICERS

C. Dan Alford, Director
Chief Financial Officer of Allied Utility Network LLC

William R. Blanton , Vice Chairman of the Board of Directors, Chief Financial Officer, Chief Operating Officer
Chief Financial Officer and Chief Operating Officer of Chattahoochee National Bank and First Capital Bank

Patricia Rhodes Grimes, Director
Retired

William H. Groce, Jr., Director, Corporate Secretary
Retired

David R. Hink, Chairman of the Board of Directors
Managing Principal of Strategic Solutions Resources

Theodore J. Lavallee,Sr, Director
Retired

Joe E. McCart, Director
President, Joe McCart Insurance Agency, Inc.

H.N. Padget, Jr., President, Chief Executive Officer and Director
President, Chief Executive Officer and Director of Chattahoochee National Bank and First Capital Bank

John A. Pond, Director
President of Pond & Company

Edgar H. Sims, Jr. Director
Partner, McKenna Long and Aldredge, LLC

Richard T. Smith Director
President, Richard T. Smith, PC

Neil H. Strickland, Director
President, Strickland General Agency, Inc.

Steven G. Deaton
Senior Lending Officer and Executive Vice President of the Chattahoochee National Bank

Stock Trading Information

The Common Stock of the Company began trading on the OTC Bulletin Board (the "OTC BB") under the symbol "CHGD" on June 10, 1998. The market for the Company's Common Stock must be characterized as a limited market due to its relatively low trading volume and little analyst coverage. The following table sets forth, for the periods indicated, the quarterly high and low bid price of the Common Stock of the Company reported by the OTC BB. Prices reflect inter-dealer prices without retail mark-up mark-down or commissions and may not necessarily represent actual transactions.

	Fiscal Year Ended December 31, 2003	
	Bid	
	High	Low
First Quarter	$ 9.55	$ 8.35
Second Quarter	$ 13.00	$ 9.00
Third Quarter	$ 14.65	$ 10.50
Fourth Quarter	$ 17.50	$ 14.55

	Fiscal Year Ended December 31, 2003	
	Bid	
	High	Low
First Quarter	$ 9.00	$ 8.65
Second Quarter	$ 10.40	$ 8.90
Third Quarter	$ 9.63	$ 8.55
Fourth Quarter	$ 9.44	$ 8.76

Holders of Common Stock.

As of June 15, 2004, there were 178 record holders of the Common Stock of the Company. This number is exclusive of beneficial owners whose Company Common Stock is held in street name.

Dividends.

To date, the Company has not paid any dividends on its Common Stock. It is the policy of the Board of Directors of the Company to reinvest earnings for such period of time as is necessary to ensure the success of the operations of the Company and of the Bank. There are no current plans to initiate payment of cash dividends, and future dividend policy will depend on the Bank's earnings, capital requirements, financial condition and other factors considered relevant by the Board of Directors of the Company.

Chattahoochee National Bank is restricted in its ability to pay dividends under national banking laws and by regulations of the OCC. Pursuant to 12 U.S.C. Section 56, a national bank may not pay dividends from its capital. All dividends must be paid out of undivided profits, subject to other applicable provisions of law. Payments of dividends out of undivided profits is further limited by 12 U.S.C. Section 60(a), which prohibits Chattahoochee National Bank from declaring a dividend on its shares of Common Stock until its surplus equals its stated capital, unless there has been transferred to surplus not less than one-tenth of the Bank's net income of the preceding two consecutive half-year periods (in the case of an annual dividend). Pursuant to 12 U.S.C. Section 60(b), the approval of the OCC is required if the total of all dividends declared by Chattahoochee National Bank in any calendar year exceeds the total of its net income for that year combined with its retained net income for the preceding two years, less any required transfers to surplus.

Under Georgia law, First Capital Bank may pay dividends only when and if First Capital Bank is not insolvent. In addition, dividends may not be declared or paid at any time when First Capital Bank does not have combined paid-in capital and appropriated retained earnings equal to at least 20% of First Capital Bank's capital stock. Moreover, dividends may not be paid by First Capital Bank without the prior approval of the Georgia Department of Banking & Finance, if the dividends are in excess of specified amounts fixed by the Georgia Department of Banking & Finance.

Annual Report to Shareholders and Reports on Form 10-KSB

Additional information concerning the Company, including financial statements of the Company, is provided in the Company's 2003 Annual Report to Shareholders that accompanies this Proxy Statement. The Company's Annual Report on Form 10-KSB for the year ended December 31, 2003, as filed with the Securities and Exchange Commission, is available to shareholders who make a written request therefore to H.N. Padget, Jr., at the offices of the Company, 7855 North Point Parkway, Suite 200, Alpharetta, Georgia 30022. Copies of exhibits filed with that report or referenced therein will be furnished to shareholders of record upon request and payment of the Company's expenses in furnishing such documents.

Address and Telephone Number

7855 North Point Parkway
Suite 200
Alpharetta, GA 30022
(770) 650-8262

Annual Meeting Date

July 21, 2003

Website

http://www.bankthehooch.com

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CNB Holdings, Inc.™

7855 North Point Parkway • Suite 200 • Alpharetta, GA 30022 • (770) 650-8262 • fax (770) 650-3270
www.bankthehooch.com